UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

6 April 2005

NUM strike at Harmony operations to be called off

Following protracted negotiations, the strike on which the National Union of Mineworkers embarked Thursday 23 March 2005 at Harmony’s operations in the Free State is expected to be called off tonight.

The parties have reached an agreement in principle that the issues in dispute have been adequately addressed. The agreement will be signed later today. Employees at the original Harmony and Freegold operations would return to work with the night shift on Wednesday, 6 April 2005.

The strike which will have lasted eight working days cost the company approximately 45 000 oz in lost production, equating to approximately $18 million in lost revenue.

ENDS

Prepared by:	Beachhead Media & Investor Relations

Jennifer Cohen 082 468 6469

On behalf of:	Harmony Gold

Further info:	Ferdi Dippenaar 082 807 3684

Vusi Magadana 0721575986

JSE:	HAR
NYSE:	HMY
ISIN No.:	ZAE000015228

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 6, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer